UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K   [  ] Form 20-F    [  ] Form 11-K
              [X] Form 10-QSB [  ] Form N-SAR

For  Period  Ended:  March  31,  1997
           [ ]  Transition  Report  on Form  10-K
           [ ]  Transition Report on Form 20-F
           [ ]  Transition Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ]  Transition  Report  on Form  N-SAR

For the  Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Wasatch Pharmaceutical Inc.
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Full Name of Registrant


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Former Name if Applicable


714 East 7200 South
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Address of Principal Executive Office (Street and Number)


Midvale, Utah 84047
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report, semi-annual   report; transition
                  report on Form 10-K, Form 20-F,  11-K, Form N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day
                  following the prescribed due date; or the subject    quarterly
                  report of transition report on Form 10-Q, or portion   thereof
                  will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

In November 1996, the Company acquired a working interest in oil and gas property in West Virginia. Because of additional disclosure requirements and assimilation of this acquisition into our business operations, there were delays in preparing accounting information and completing the year end audit and 10-KSB filing. This delay has affected us in filing our first quarter 10-KSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                 David K. Giles                      (801) 566-9688
               ---------------------------------------------------------------
                     (Name)                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Wasatch Pharmaceutical Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1997                         By:/s/ David K. Giles
                                              --------------------------
                                              Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).